Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1                                    Name and Address of Company

Franco-Nevada Corporation (the “Company”)
Suite 2000, Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1G9

Item 2                                    Date of Material Change

October 6, 2014

Item 3                                    News Release

A news release was issued through CNW Group on October 6, 2014 and a copy was subsequently filed on SEDAR. A copy of the news release is attached as Schedule “A”.

Item 4                                    Summary of Material Change

On October 6, 2014, the Company announced that it has agreed to acquire a gold and silver stream on production from the Candelaria and Ojos del Salado mines (collectively “Candelaria”) located in Chile from Lundin Mining Corporation (“Lundin”), upon the completion of Lundin’s acquisition of Freeport-McMoRan Inc.’s (“Freeport”) 80% interest in Candelaria.

Item 5                                    Full Description of Material Change

On October 6, 2014, the Company entered into a gold and silver streaming agreement with Lundin (the “Agreement”) in connection with Lundin’s pending acquisition of Freeport’s 80% interest in Candelaria. Sumitomo Corporation and Sumitomo Metal Mining Co., Ltd. will continue to hold their current 20% interest in Candelaria.

Under the Agreement, Franco-Nevada (Barbados) Corporation (“FNB”), a wholly-owned subsidiary of the Company, will provide a US$648 million deposit to LMC Bermuda Ltd. (“LMC Bermuda”), a wholly-owned subsidiary of Lundin, on closing, subject to expected minor post-closing adjustments upon confirmation of certain additional reserves.

FNB will be entitled to 68% of the payable gold and silver from 100% of the mines (85% of the Lundin-attributable payable gold and silver). The stream will reduce to 40% (50% of Lundin-attributable payable gold and silver) after 720,000 ounces of gold and 12 million ounces of silver have been delivered to FNB. Under the Agreement, payable gold is fixed at 93% of the total gold contained in all minerals and payable silver is fixed at 90% of the total silver contained in all minerals. The Agreement also provides for mill recovery factors with floors and ceilings of 68%-73% and 75%-81% for gold and silver, respectively.

For gold and silver delivered under the stream, FNB will pay (i) the lesser of US$400 and the prevailing market price per ounce of gold, and (ii) the lesser of US$4.00 and the prevailing market price per ounce of silver (in each case subject to an inflation adjustment of 1% per annum beginning after the third anniversary of the closing).

If Lundin acquires properties located within a defined area of interest outside of the original properties subject to the stream, FNB will have the option to purchase an additional gold and silver stream on such acquired properties.

The stream will be secured by pledges of shares representing Lundin’s 80% interest in the operating companies, which will rank pari passu with the security granted to the lenders for the US$1.0 billion of senior secured debt that Lundin is undertaking as part of the financing of the acquisition. Performance under the stream will be guaranteed by Lundin.

The closing of the stream transaction is subject only to completion of the acquisition of Candelaria by Lundin and certain customary conditions, with closing expected before year-end.

Item 6                                    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                    Omitted Information

Not applicable.

Item 8                                    Executive Officer

Lloyd Hong

Chief Legal Officer & Corporate Secretary

(416) 306-6300

hong@franco-nevada.com

Item 9                                    Date of Report

October 15, 2014

2

Schedule A

FNV		www.franco-nevada.com

Press Release

Franco-Nevada to Acquire a Gold & Silver Stream on Candelaria from Lundin Mining for US$648 million

TORONTO, October 6, 2014 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today announced that it has agreed to acquire a gold & silver stream on production from the Candelaria and Ojos del Salado mines (collectively “Candelaria”) located in Chile from Lundin Mining Corporation (“Lundin”) upon the completion of the acquisition of Candelaria by Lundin from Freeport-McMoRan Inc. (“Freeport”).  Candelaria is currently owned 80% by Freeport and 20% by Sumitomo Corporation and Sumitomo Metal Mining Co., Ltd. (collectively “Sumitomo”). Lundin announced today that it has agreed to acquire Freeport’s 80% interest in Candelaria for US$1.8 billion and Sumitomo will continue as a 20% partner.  Franco-Nevada will provide an up-front deposit of US$648 million to acquire a gold & silver stream and Franco-Nevada has agreed to subscribe for up to C$50 million in Lundin’s planned subscription receipts financing.

“Franco-Nevada is pleased to partner with Lundin to support this major step in its growth,” said David Harquail, President and CEO of Franco-Nevada.  “Today’s announcement is a good example of how royalty and stream financing can work in parallel with more traditional debt and equity financing sources to help an operating company execute a major acquisition.  For Franco-Nevada, this will be a new cornerstone asset defined by substantial cash flow, upside potential and attractive geography.”

Transaction Highlights

•              Immediate contribution:  Candelaria is an established mining operation which will immediately contribute to Franco-Nevada’s revenues and cash flows upon closing.  The effective date for the transaction is July 1, 2014 with closing expected before year end.  For the second half of 2014, Franco-Nevada is expecting 35,000 to 40,000 gold equivalent ounces (“GEOs”)(1) applicable to the stream.  The amount of GEOs recognized in revenue by Franco-Nevada in 2014 may vary depending on the timing of concentrate shipments and sales.  Based on expected mine performance, full year contributions to Franco-Nevada from Candelaria are expected to average 60,000 to 70,000 GEOs per year over the next 5 years with 2015 expected to be a stronger than average year. Assuming current spot commodity prices, this would increase Franco-Nevada’s operating cash flow by approximately 20% and GEOs by approximately 25% over the 5 year average.

•              Robust operation with upside:  The Candelaria mine is within the top 20 largest producing copper mines and is supported by its own port and new water desalination facilities with operations closer to the coast and at lower altitudes than most major Chilean copper mines.  Candelaria’s open-pit operation has produced consistently since 1993 and Freeport currently projects a life-of-mine operation to 2028 based on existing reserves which are calculated using a conservative US$2.00/lb copper price. Increases in stated reserves and resources are expected in the near term with the completion of reserve and resource statements reflecting additions to the Candelaria underground orebodies and through pit optimizations using higher copper prices.  Upside opportunities exist for further increases in reserves through the extension of known underground mineralization and through exploration over a large prospective regional mineral property position.  The stream agreement includes an area of interest to provide exposure to this upside.

•              Fully financed:  Franco-Nevada will fund the acquisition of the stream from available capital and will continue to have no debt post-closing.  Following the acquisition, Franco-Nevada will have approximately US$1.1 billion in available capital for further investments.

Terms of the Agreement

•              Stream financing will be provided by Franco-Nevada (Barbados) Corporation (“FNB”), a wholly-owned subsidiary of Franco-Nevada, to a wholly-owned subsidiary of Lundin.  FNB will provide a US$648 million deposit on closing, subject to expected minor post-closing adjustments upon confirmation of certain additional reserves.

•              The stream will cover 68% of the payable gold and silver from 100% of the mine (85% of the Lundin-attributable payable gold and silver).  The stream will reduce to 40% (50% of Lundin-attributable payable gold and silver) after 720,000 ounces of gold and 12 million ounces of silver have been delivered to Franco-Nevada.

(1)         GEOs are calculated using a silver to gold ratio of 65:1

•              FNB will pay an ongoing price of US$400 per ounce of gold and US$4.00 per ounce of silver for each ounce delivered under the stream.  This price will escalate by 1% per annum following the 3rd anniversary of the closing.

•              It is expected that additional reserves reflecting additions to the Candelaria underground orebodies will be confirmed by the end of the first half of 2015.

•              The stream covers the current property position of approximately 150 km(2).  An additional defined area of interest effectively doubles the property position.  Should Lundin acquire properties located within the area of interest, FNB will have the option to purchase a gold & silver stream which will apply to the additional ore from such properties.

•              The stream will be secured by shares representing Lundin’s 80% interest in the operating companies, subject to an inter-creditor agreement with the lenders for the US$1.0 billion of senior secured debt that Lundin is undertaking as part of the financing of the acquisition.  Performance under the stream will be guaranteed by Lundin.

•              The stream transaction is subject only to completion of the acquisition of Candelaria by Lundin and certain customary conditions, with closing before year-end.

Candelaria

Candelaria is a well-established producing copper asset with a competitive operating cost profile over the life-of-mine and a substantial reserve life.  The operation has a proven track record and produces significant amounts of gold and silver in addition to copper. There is substantial mine life expansion potential via both internal optimization and high-quality exploration targets over a large and prospective regional land package.

Candelaria encompasses both the Candelaria and Ojos del Salado mining complexes near Copiapó in northern Chile’s Atacama Province.  It also encompasses a wholly-owned, underutilized modern port facility approximately 80 km northwest of the mine and a new desalination plant located on the coast that provides water via a pipeline.

The Candelaria mine was discovered in 1987 and the open-pit has been in operation since 1993.  The operation also includes the Candelaria Norte underground copper mine.  Resource additions based on recent exploration may justify an increase to the Candelaria Norte production rate in due course.  Both are served by a 75,000 tonnes per day (“tpd”) mill and concentrator.  The two Ojos del Salado underground operating mines, Santos and Alcaparrosa, are immediately north-east of Candelaria and first started production in 1929.  They operate with a 3,800 tpd mill and concentrator.  Santos ore is processed at the Ojos del Salado mill while ore from Alcaparrosa is hauled to the Candelaria mill for processing.

The Candelaria orebodies are iron oxide copper and gold deposits.  The primary copper sulfide mineralization is chalcopyrite and reserve grades are in the order of 0.57% Cu, 0.13 g/t Au and 2.08 g/t Ag for the open pit and 1.05% Cu, 0.24 g/t Au and 4.50 g/t Ag for the underground mines.  Copper concentrate is trucked to the Punta Padrones port for shipping and is relatively clean and highly marketable with by-product gold and silver.

More comprehensive details on Candelaria including an audit by SRK of Freeport’s December 31, 2013 reserves and resources are available in a 43-101 technical report filed on SEDAR on October 6, 2014 by Lundin.

Available Capital

As of June 30, 2014, Franco-Nevada held over US$815 million of working capital including over US$715 million in cash and short-term investments and US$50 million of available-for-sale investments.  On August 21, 2014, Franco-Nevada completed a US$500 million bought-deal equity financing for net proceeds of US$480 million.  Franco-Nevada estimates that following the funding of this transaction, it will have over US$600 million in working capital and short-term investments and a US$500 million undrawn credit facility.  Franco-Nevada has no outstanding debt.

Conference Call Information

Management will host a conference call today, Monday, Oct 6, 2014 at 5:30 p.m. Eastern Time to discuss the transaction.  Interested investors are invited to participate as follows:

•              Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450;

•              Via Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•              Via Conference Call Replay: A recording will be available until Oct 13, 2014 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 16939729.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of lower risk, high margin cash-flow producing assets and interests.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Stefan Axell
SVP Business Development	Director, Corporate Affairs
416-306-6305	416-306-6328
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the Candelaria gold and silver stream acquisition and its expected benefits. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; the integration of acquired assets and risks relating to the Candelaria gold and silver stream acquisition and its completion.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; the completion of announced transactions and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.